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WASHINGTON D.C.

January 21, 2004

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated January 20, 2004 announcing that Wanadoo and Overture have signed a new multi-year European agreement, and will expand commercial search services to the Netherlands.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

dlw 1/28

PADOCS01/187262.1

wanadoo overture

London, Paris, 20th January 2004

Wanadoo and Overture signed a new multi-year European agreement and expand commercial search to the Nertherlands

Wanadoo, one of Europe's leading Internet and directories companies, and Overture, a global leader in commercial search services on the Internet, today announce an extended and expanded search distribution deal across Europe.

This new multi-year agreement sees Overture extend its provision of paid listings to Freeserve UK, Wanadoo France (with the Voila search engine), and Wanadoo Spain. At the same time, the agreement has been expanded to include the provision of paid listings to Wanadoo Netherlands, with listings provided by Overture's Dutch operation, which launched in September 2003.

This agreement further strengthens Overture's mission to build the Web's most advanced search capability for its affiliate partners, whilst providing advertisers with new and powerful ways to connect with customers on the Internet.

"As a strategic distribution partner since 2002 , Overture has consistently enhanced the ability of our users to access a broader range of search services", says Laurence Thouveny, European Marketing Manager of Wanadoo.

Search results on the Wanadoo Group sites feature Overture's full listings in the UK, the Netherlands and Spain and up to 14 paid placement listings in France -- generated by its growing worldwide base of over 100,000 advertisers. Overture's search listings are generated by advertisers who bid for placement on keywords relevant to their business. The company's editorial team carefully screens these listings before they are distributed to Overture's partner network, which includes some of the Internet's most popular destinations.

"Overture continues to pursue a range of initiatives to better and more broadly serve the rapidly growing marketplace," comments Nick Hynes, president and managing director, Overture Europe. "This extension and expansion underscores Overture's strong and growing relationship with the Wanadoo Group. We are sharply focused on driving increased value to industry partners such as the Wanadoo Group through better quality, customisation and revenue-generating capabilities on the search page."

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at September 30, 2003, 8.9 million Internet Access customers, 3.6 billion pages viewed per month and, at December 31, 2002, more than 638,000 advertisers in Directories. Wanadoo is a leading Internet media services provider in France and U.K. and the n° 2 in Spain and in the Netherlands. Wanadoo is expanding its Internet operations through, amongst others, broadband Internet access with more than 2 million ADSL and cable subscribers.
Wanadoo recorded EUR 2 billion in revenues in 2002 and has approximately 7,000 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

- more-

About Overture

Overture Services, a wholly-owned subsidiary of Yahoo! Inc., is a global leader in commercial search services on the Internet. Overture pioneered commercial search by aligning the interests of consumers; its more than 100,000 active, paying advertisers; and its worldwide distribution partners, including major Web portals, ISPs and other heavily trafficked destination sites. The company offers a full suite of Internet search products and search-related services. Overture is based in Pasadena, Calif. The headquarters for Overture's non-U.S. business is in Ireland, with offices in the UK, Germany, France, Italy, Netherlands and Spain, as well as across Asia, and Australia. For more information about Overture, visit www.overture.com.

Wanadoo Press Contact:
Caroline Ponsi / Sébastien Goalès
+44 1 44 44 93 93
caroline.ponsi@francetelecom.com
sebastien.goales@francetelecom.com

Overture Europe Press Contact:
Annette Bontke
+44 (0)20 7071 3545
annette.bontke@overture.com